

September 20, 2013

<u>Via Facsimile</u>
Claudio Pablo Lopez
Chief Executive Officer, Vice Chairman and Director
Navios South American Logistics Inc.
Aguada Park Free Zone
Paraguay 2141, Of. 1603
Montevideo, Uruguay

> **Re:** **Navios South American Logistics Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 333-179250**

Dear Mr. Lopez:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company's annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency. The National Iranian Oil Company is such an entity. In amendments to Form 20-F filed on August 29, 2013, and September 11, 2013, respectively, Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. provide Section 13(r)(1)(D)(iii) disclosure about Iranian port calls made during 2012 by vessels owned by Navios Maritime Acquisition, to load and transport crude oil owned

by the National Iranian Oil Company. You identify Navios Maritime Holdings as your controlling stockholder on page 3 of your 20-F, and on page 71 you identify Navios Maritime Acquisition as an affiliated corporation. Your 20-F does not include Section 13(r) disclosure about the aforementioned 2012 Iranian port calls. Please provide us your analysis of why the port calls were not required to be disclosed under Section 13(r).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Anna Kalathakis, Navios South American Logistics Inc.
        Secretary and Senior Vice President

        Stuart Gelfond, Esq.
        Fried, Frank, Harris, Shriver & Jacobson